UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25567

CSX Trade Receivables Corporation on behalf of the
CSXT Trade Receivables Master Trust
(Issuer in respect of the CSXT Trade Receivables Master Trust
6.00% Trade Receivables Participation Certificates,
Series 1998-1)

(Exact name of registrant as specified in its charter)

Route 688, P.O. Box 87, Doswell, Virginia 23047
(804) 876-3220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CSXT Trade Receivables Master Trust
6.00% Trade Receivables Participation Certificates,
Series 1998-1

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on behalf of the CSXT Trade Receivables Master Trust by the undersigned duly authorized person.

CSXT TRADE RECEIVABLES MASTER TRUST

By: CSX TRADE RECEIVABLES CORPORATION

By: /s/ David H. Baggs

Name: David H. Baggs Title: President and Treasurer
Date: March 23, 2004